IMMERSION CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83

Thursday, August 14, 2008

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N. E.
Washington, D.C.  20549


RE:  Immersion Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File No. 000-27969

Dear Mr. Kronforst:

Thank you for your review of our above noted filing, and the comments you provided in your letter to Immersion Corporation, a Delaware corporation (the "Company"), dated August 1, 2008. We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements, and to achieve greater transparency in our filings. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are supplementally providing the requested information to your comments below. For your convenience, we have repeated and numbered the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------


--------------------------------------------------------------------------------

**** CONFIDENTIAL TREATMENT REQUESTED BY IMMERSION CORPORATION. CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

--------------------------------------------------------------------------------

Mr. Mark Kronforst
Securities and Exchange Commission
August 14, 2008
Page 2


Note 18. Contingencies, pages 80-82
-----------------------------------

   1. Please clarify your disclosure in future filings to clearly indicate the range of reasonably possible loss. Currently it is unclear whether that range is $0 to $27.5 million, $0 to $35.6 million, $27.5 to $35.6 million, or some other amount.

      Response: We acknowledge the Staff's comment and advise the Staff that we have clarified the disclosure in our Form 10-Q for the quarterly period ended June 30, 2008 that was filed with the Commission on August 8, 2008, by adding the following language to Note 14 of Form 10Q, "The Company has not accrued for any loss related to these allegations. The range of reasonable possible loss is from zero to $35.6 million." We will include clarified disclosure, as appropriate, in future filings.


Exhibits
--------
   2. We note your response to prior comment 1 of our letter dated June 27, 2008. Please explain how you concluded that the company is not materially dependent on any limited or single source suppliers. Please provide supporting quantitative and qualitative information, to the extent possible, in your response.

      Response: In analyzing whether the Company was materially dependent on any limited or single source suppliers, we reviewed the aggregate dollar value and certain attributes of the components that the Company purchased from each of its suppliers. Based upon this review, we determined that there were eleven suppliers that were potentially material enough to the Company's business to merit further consideration. We then considered whether any of these eleven suppliers were single or limited source suppliers, and determined that there were ten suppliers from which we were purchasing certain items exclusively.

      The components purchased from four of these ten suppliers were being purchased exclusively from those suppliers because of price considerations and the convenience associated with their established business relationships with the Company; however, the components were considered commodities that could easily and quickly be purchased from other source suppliers. Additionally, those components were not purchased under an agreement or contract, but instead were purchased utilizing standard purchase orders that were issued based on the Company's needs from time to time.

      Accordingly, we do not believe the risk factor originally cited by the Staff applies to the four above-mentioned suppliers. In addition, we do not believe our business is substantially dependent on these four suppliers, and there are no master agreements or contracts with these four suppliers that we could file with the Commission.

Mr. Mark Kronforst
Securities and Exchange Commission
August 14, 2008
Page 3


      The six remaining single source suppliers all produced a specialized component for the Company. Three of those six suppliers represented only 2%, 2% and 5% of the Company's total cost of sales for the year ended December 31, 2007; thus we did not believe that the Company's arrangements with these suppliers was material enough to the Company's business to warrant additional disclosure in the Form 10-K. The components from these three suppliers were purchased through standard purchase orders as the need for the parts was determined from time to time. We did not have any master agreements or contracts with these three suppliers.

      The fourth of these six suppliers represented $[****] million or [****]% of total cost of sales for the year ended December 31, 2007, and the Company derived approximately [****]% of its annual revenues from the resale of products from this supplier. We did not view the Company to be materially dependent on this supplier due to the fact that we had and have maintained approximately one month of inventory of the supplier's components in inventory on hand that would provide a partial buffer against any supply disruption. In addition, we estimated that should it become necessary, we could shift assembly of the product to another contract manufacturer without incurring substantial additional costs within three or four months of any supply disruption. Between the inventory of components kept on hand and our ability to secure an alternative supplier of the product should it become necessary, we did not feel that our reliance on this supplier warranted additional disclosure in the Form 10-K. We procured the products from this supplier with more than 70 separate standard purchase orders over the course of the year ended December 31, 2007. There was no master agreement or contract governing these purchase orders.

      We did have agreements with the remaining two single source suppliers and they are discussed individually below.

      The first of these two suppliers represented $[****] million or [****]% of total cost of sales for the year ended December 31, 2007. We did not view the Company to be materially dependent on this supplier due to the fact that we had and have maintained approximately two months of inventory of the supplier's components in inventory on hand that would provide a partial buffer against any supply disruption and although this supplier is the single source supplier of an assembled component, should it become necessary, we could obtain elsewhere raw materials used by this supplier and could assemble the needed component using our own assembly facilities within a few months of any supply disruption. Because of the inventory of components kept on hand and our ability to develop our own assembly operations should it become necessary, we did not believe that our reliance on this supplier warranted additional disclosure in the Form 10-K. The agreement that we had with this supplier only covered non-recurring engineering services provided by the supplier that were billed on a time and material basis to assist us in the prototyping and documenting some of our products. The agreement did not contain any purchase or sale obligations, and the cost associated with the agreement was minimal. The bulk of the cost incurred in 2007 was comprised of product purchases and repairs and was procured through over 100 separate standard purchase orders over the course of the year. There was no master agreement or contract governing these purchase orders.

Mr. Mark Kronforst
Securities and Exchange Commission
August 14, 2008
Page 4


      The second of these two suppliers represented $[****] million or [****]% of total cost of sales for the year ended December 31, 2007. In June 2006, we entered into a non-exclusive distribution agreement with this supplier to purchase and distribute one of the supplier's products. This agreement was entered into in the ordinary course of business, expires on December 31, 2009, and can be terminated at any time by either party with 90 days advance notice. The agreement outlines various operational procedures and terms and conditions, including trademark rights, product labeling, merchandising and marketing, shipping terms, credit terms and limits, product pricing, warranty and general legal terms. This agreement does not have any dollar amount associated with it, and does not require any minimum purchases of the supplier's products. All of the cost that we incurred with this supplier in 2007 was procured through approximately 25 separate standard purchase orders over the course of the year which complied with the general terms and conditions outlined in the above-mentioned distribution agreement. Because the distribution agreement did not contain any contractual obligation of the Company to purchase a major part of its requirement of goods and services, we did not believe that it was a material contract that would be required to be filed with the Commission pursuant to Item 601(b)(10)(ii) of Regulation S-K.

      These six single source suppliers all provide goods and services to the Company in the ordinary course of its business. The nature of the specialization associated with these single source suppliers varies and relates to the specific design of each component they supply. Should any of the components provided by these suppliers suddenly become unavailable to us, we would not necessarily be able to shift quickly to a new supplier to purchase these components. The risk factor originally cited by the Staff was included in our Form 10-K because delays or constraints in supplies could adversely affect our business in several ways including causing disruption in the purchasing and operations functions, causing production and shipping delays and causing us to incur higher standard costs and/or additional up front costs to redesign or implement new production methodologies in order to bring the product back to full production capacity either internally or with a new vendor. The duration and financial impact of such delay could vary, depending on whether demand for an impacted product were to increase or decrease during the transition period, and although we do not believe we are materially or substantially dependent on any one of them under the definition of Item 601(b)(10)(ii)(B) of Regulation S-K, we believe that there could be an adverse impact to our business should supply be disrupted.

Mr. Mark Kronforst
Securities and Exchange Commission
August 14, 2008
Page 5

   3. We note your assertion in response to prior comment 7 that you are not substantially dependent on Medtronic or Laerdal Medical Corporation. Please provide us with quantitative and qualitative support for your conclusion. For instance, please tell us the nature and extent of the provisions in the agreement with Medtronic, including whether the contract includes a continuing commitment or obligation to buy your products or services, whether the contract provides for any minimum fees, and whether the revenues derived from the contract with Medtronic differ from period to period. In addition, tell us the percentage of revenue that you receive from Laerdal under the collaboration agreement as compared to the amounts received under the separate purchase orders.

      Response: We recognize two types of revenue from Medtronic - development contract and other revenue, and product revenue. Total revenue from Medtronic was $3.8 million for the year ended December 31, 2007, which was 11% of the Company's total revenue. Development contract and other revenue comprised $[****] million or [****]% of the revenue that the Company recognized for Medtronic. During the year, the Company entered into five separate development contracts ranging in amount from $[****] to $[****] to develop customized products for various applications. These contracts specified a fixed fee for deliverables outlined in a statement of work with specific timelines for delivery. These contracts do not include any continuing commitment or obligation on the part of Medtronic to buy products and services outside the value of each contract. These contracts also do not provide for minimum fees, and the revenues derived from the contracts differ from period to period depending on the timing of delivery. The Company's product revenue that was derived from Medtronic comprised $[****] million and was based on 28 separate purchase orders received from Medtronic throughout 2007. There was no master agreement or contract governing these purchase orders. The Company received revenue from Medtronic through a variety of agreements and arrangements, all of which occurred in the ordinary course of the Company's business. Therefore, the Company was not substantially dependent on any single agreement or arrangement that it had with Medtronic to sell a major part of the Company's products and we did not believe that the Company had an obligation to file any of its agreements with Medtronic with the Commission pursuant to Item 601(b)(10)(ii) of Regulation S-K.

      The Company recognized $3.9 million of revenue from Laerdal in the year ended December 31, 2007, which constituted 11% of the Company's total revenue. Most of this revenue was derived from the sale of an intravenous simulator product, and was based on 79 separate purchase orders received by the Company from Laerdal throughout the year. Certain of these purchase orders were issued in connection with a minimum purchase requirement in the Company's collaboration agreement with Laerdal. The collaboration agreement, which was entered into in the ordinary course of business, required Laerdal to purchase at least 100 units per quarter for six consecutive quarters (ending in the third quarter of 2007). The approximate value of the minimum purchase requirement was $[****] per quarter, or $[****] million on an annual basis, which was less than ten percent of our annual revenues in 2007. The balance of the $3.9 million of revenue that the Company derived from Laerdal was the result of additional purchase orders for the intravenous simulator product that, while not required by the collaboration agreement, were made pursuant to the same terms and conditions contained in the collaboration agreement. Although we believed the amounts of revenue that we ultimately received from Laerdal were material, we did not believe that the level of revenue guaranteed under the collaboration agreement rose to the level such that the Company was substantially dependent on the revenue derived from the collaboration agreement. For these reasons, we did not believe that the collaboration agreement with Laerdal was a material contract that would be required to be filed with the Commission pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Mr. Mark Kronforst
Securities and Exchange Commission
August 14, 2008
Page 6

We hope you find the above information responsive to your comments. Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at (408) 350-8767.

Sincerely,

/s/ Stephen Ambler

Stephen Ambler
Chief Financial Officer and Vice President, Finance


cc:   Mark Farley, Deloitte & Touche LLP
      James Koshland, DLA Piper US LLP
      Benjamin G. Griebe, DLA Piper US LLP